UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM SD

Specialized Disclosure Report

ON Semiconductor Corporation

(Exact name of registrant as specified in its charter)

Delaware	000-30419	36-3840979
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

ON Semiconductor Corporation 5005 E. McDowell Road Phoenix, Arizona		85008
(Address of principal executive offices)		(Zip Code)

George H. Cave, Esq.

ON SEMICONDUCTOR CORPORATION

(602) 244-6600

(Name and telephone number, including area code, of the

person to contact in connection with this report)

Check the appropriate box to indicate the rule filing pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13P-1) for the reporting period from January 1 to December 31, 2013.

Item 1.01. Conflict Minerals Disclosure and Report

ON Semiconductor Corporation (the “Company”) is a broad based supplier of semiconductor components that serve a variety of end markets, including automotive, consumer, computing, industrial, wireless, networking, military-aerospace and medical. Our extensive portfolio of power and signal management, logic, discrete and custom devices helps customers efficiently solve their design challenges in advanced electronic systems and products. The Company conducts its worldwide operations in a socially, environmentally and ethically responsible manner and expects its suppliers to follow similar principles.

Pursuant to Rule 13p-1 and Section 13(p) of the Securities Exchange Act of 1934, as amended, which implements Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Conflict Regulations”), the Company was required to make certain inquiries and perform certain due diligence with respect to any “conflict minerals” (as defined by paragraph (d)(3) of Item 1.01 of Form SD) that are necessary to the functionality or production of a product manufactured (or contracted to be manufactured) by the Company or any of its subsidiaries.

As a result of its initial inquiry, the Company determined that conflict minerals are necessary to the functionality of the Company’s products. After conducting a country of origin and a supply chain due diligence inquiry, the Company has been unable to conclusively determine that certain of its conflict minerals did not originate in the Democratic Republic of the Congo or an adjoining country or come from recycled or scrap sources, or that such conflict minerals did not directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country. Accordingly, because of the foregoing determinations, the Company is describing its products as “DRC conflict undeterminable” as such designations exists under the Conflict Regulations.

Conflict Minerals Disclosure

The Company has filed an unaudited Conflicts Minerals Report which is attached hereto as Exhibit 1.02 and is incorporated herein by reference. Such report is also publicly available on the Company website at the following link: http://www.onsemi.com/social-responsibility. Since such Conflicts Mineral Report is for a period that qualifies as a temporary, interim period specified in Instruction 2 to Item 1.01, the Company was not required, under existing rules and regulations, to obtain an independent private sector audit of such Conflict Minerals Report.

Item 2.01. Exhibits

Exhibit No.	Description

1.02	Conflict Mineral Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ON SEMICONDUCTOR CORPORATION (Registrant)

Date: June 2, 2014	By:	/s/ George H. Cave
George H. Cave

EXHIBIT INDEX

Exhibit No.	Description

1.02	Conflict Mineral Report